SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Expedia Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Edward J. Lee, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,321,057 shares (1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 13,321,057 shares (1)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,321,057 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.
13.	Percent of Class Represented by Amount in Row (11) 9.0% (1) (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), and 8,558 shares of common stock, $0.0001 par value (“Common Stock”), held by Mr. Diller, (ii) options to purchase 512,500 shares of Common Stock, held by Mr. Diller that are exercisable within 60 days of April 13, 2020, (iii) 439,552 shares of Class B Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership and (iv) 7,276,547 shares of Class B Common Stock that Mr. Diller has the right to acquire (the “Purchase/Exchange Right”) pursuant to the Second Amended and Restated Governance Agreement, dated as of April 15, 2019, as amended by Amendment No. 1 to Second Amended and Restated Governance Agreement, dated as of April 10, 2020, between the Issuer and Mr. Diller (the “Governance Agreement”).

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Issuer representing approximately 48.9% of the voting power of the Issuer, which consists of (i) 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”) and 8,558 shares of common stock, $0.0001 par value (“Common Stock”), held by Mr. Diller, (ii) options to purchase 512,500 shares of Common Stock, held by Mr. Diller that are exercisable within 60 days of April 13, 2020, (iii) 439,552 shares of Class B Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership and (iv) 7,276,547 shares of Class B Common Stock that Mr. Diller has the right to acquire through the Purchase/Exchange Right. Such beneficial ownership calculations are based on there being outstanding, as of the close of business on April 13, 2020, 134,465,673 shares of Common Stock and, assuming Mr. Diller were to exercise his Purchase/Exchange Right through a cash purchase from the Issuer (or its wholly owned subsidiary) with respect to 7,276,547 shares of Class B Common Stock, 12,799,999 shares of Class B Common Stock, based on the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2020, and as calculated in accordance with Rule 13d-3. Assuming Mr. Diller instead were to acquire the 7,276,547 shares of Class B Common Stock through the exercise of his Purchase/Exchange Right by exchanging shares of Common Stock acquired in the open market (or otherwise, other than from the Issuer) as permitted by the Governance Agreement, then the equity securities of the Issuer beneficially owned by Mr. Diller may be deemed to represent approximately 9.5% of the Issuer’s outstanding Common Stock and approximately 50.3% of the Issuer’s voting power.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Statement of

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in

respect of

EXPEDIA GROUP, INC.

Barry Diller (“Mr. Diller”) is filing this statement on Schedule 13D with respect to the shares of common stock, par value $0.0001 per share (the “Company Common Stock”), of Expedia Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by Mr. Diller on November 14, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 7, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on February 4, 2019, Amendment No. 3 to the Schedule 13D filed with the SEC on April 16, 2019, Amendment No. 4 to the Schedule 13D filed with the SEC on July 26, 2019 and Amendment No. 5 to the Schedule 13D filed with the SEC on December 4, 2019 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amendment to the Schedule 13D (this “Amendment” and together with the Schedule 13D, this “Statement”) constitutes Amendment No. 6 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) Mr. Diller is the beneficial owner of 521,058 shares of Company Common Stock (assuming the exercise of options to purchase 512,500 shares of Company Common Stock held by Mr. Diller and exercisable within 60 days of April 13, 2020) and 12,799,999 shares of Company Class B Common Stock (which consists of (i) 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), held by Mr. Diller, (ii) 439,552 shares of Class B Common Stock held by the Family Foundation (as to which Mr. Diller disclaims beneficial ownership) and (iii) 7,276,547 shares of Class B Common Stock that Mr. Diller has the right to acquire through the Purchase/Exchange Right (as defined below)), which shares of Company Common Stock constitute approximately 0.4% of the total number of outstanding shares of Company Common Stock and which shares of Class B Common Stock held by Mr. Diller and the Family Foundation constitute 100% of the outstanding shares of Company Class B Common Stock. Assuming the conversion of all shares of Company Class B Common Stock beneficially owned by Mr. Diller into Company Common Stock, Mr. Diller would beneficially own approximately 9.0% of the outstanding Company Common Stock (calculated in accordance with Rule 13d-3). Because each share of Company Class B Common Stock generally is entitled to ten votes per share and each share of Company Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Issuer representing approximately 48.9% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Company Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership calculations are based on there being outstanding, as of the close of business on April 13, 2020, 134,465,673 shares of Company Common Stock and, assuming that Mr. Diller were to exercise his Purchase/Exchange Right through a cash purchase from the Issuer (or its wholly owned subsidiary) with respect to 7,276,547 shares of Class B Common Stock, 12,799,999 shares of Company Class B Common Stock, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2020, and

calculated in accordance with Rule 13d-3. Assuming Mr. Diller instead were to acquire the 7,276,547 shares of Company Class B Common Stock by exchanging shares of Company Common Stock acquired in the open market (or otherwise, other than from the Issuer) as permitted by the Governance Agreement, then the equity securities of the Issuer beneficially owned by Mr. Diller may be deemed to represent approximately 9.5% of the outstanding Company Common Stock and approximately 50.3% of the voting power of the Issuer.

(b) Not applicable.

(c) On February 15, 2020, (i) 10,151 restricted stock units with respect to Company Common Stock held by Mr. Diller vested and Mr. Diller received 5,969 shares of Company Common Stock, after the withholding of 4,182 shares of Company Common Stock for the payment of taxes due, (ii) stock options to purchase 37,500 shares of Company Common Stock at an exercise price of $105.13 per share held by Mr. Diller vested and (iii) stock options to purchase 37,500 shares of Company Common Stock at an exercise price of $119.04 per share held by Mr. Diller vested. On March 13, 2020, Mr. Diller exercised stock options over 100,000 shares of Company Common Stock at an exercise price of $65.75 per share on a net settlement basis, acquiring a total of 2,587 shares of Company Common Stock, after the withholding of 97,411 shares of Company Common Stock for the payment of the exercise price and taxes due. Other than as disclosed in this Amendment, no transactions were effected by Mr. Diller with respect to the Company Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information at the end of such Item:

Amendment to Second Amended and Restated Governance Agreement

On April 10, 2020, the Issuer and Mr. Diller entered into Amendment No. 1 (the “Amendment”) to the Second Amended and Restated Governance Agreement, dated as of April 15, 2019, between the Issuer and Mr. Diller (the “Governance Agreement”).

The Amendment was entered into pursuant to the stipulation and order entered by the Delaware Court of Chancery on March 30, 2020 (the “Order”), and was approved by the Special Litigation Committee of the Board of Directors of the Issuer formed on December 3, 2019 (the “Special Litigation Committee”) to, among other things, investigate and evaluate the claims raised against certain current and former members of the Board of Directors and officers of the Issuer in the consolidated action captioned In re Expedia Group Stockholders Litigation, Consolidated Case No. 2019-0494-JTL (the “Delaware Litigation”). Pursuant to the Governance Agreement, the Amendment was also authorized by a majority of the Independent Directors (as defined in the Governance Agreement) of the Issuer.

Pursuant to the Governance Agreement, Mr. Diller has the right (the “Purchase/Exchange Right”), previously exercisable through April 26, 2020, to (1) exchange with the Issuer (or its wholly owned subsidiary) an equivalent number of shares of Company Common Stock for, or (2) purchase from the Issuer (or its wholly owned subsidiary), at a price per share equal to the average closing price of Company Common stock for the five trading days immediately preceding notice of exercise, up to 7,276,547 shares of Company Class B Common Stock.

Pursuant to the Order, Mr. Diller may not exercise the Purchase/Exchange Right prior to the Special Litigation Committee notifying Mr. Diller that it has completed its investigation of the claims raised in the Delaware Litigation (the “Completion Date”). The Amendment extends the deadline by which Mr. Diller may exercise the Purchase/Exchange Right to the close of business on the forty-fifth day following the Completion Date.

The foregoing descriptions of the Amendment and the Purchase/Exchange Right do not purport to be complete and are subject to, and qualified in their entirety by, the Amendment, a copy of which is attached hereto as Exhibit 7(q) and is incorporated herein by reference, and the Governance Agreement, copy of which is attached as Exhibit 7(m) to Amendment No. 3 to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

Exhibit No.	Description of Exhibit

7(q)	Amendment No. 1, dated as of April 10, 2020, to Second Amended and Restated Governance Agreement between Expedia Group, Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to Expedia Group, Inc.’s Current Report on Form 8-K filed with the SEC on April 10, 2020 (File No. 001-37429)).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: April 13, 2020

BARRY DILLER

/s/ Barry Diller